

Digital music for emerging markets



The problem

 There is no Digital Music Platform that accommodates to Emerging Market's consumer needs and consumption habits



The problem


Vast majority of users are Prepaid, having limited or no-mobile data plan.


"Metered-mindset": Saving airtime / minutes / data, users scramble for Wi-Fi



Claro
44 %
Patrocinado por: VOIKE
0
Días
23
Horas
59
Mins
CALMA
¡Hola!
¿Qué música te gustaría escuchar?
Pedro Capó
Reproducir
Top hits
Ver Todo
Calma
Pedro Capó
3:01
Roco
Desayuno
2:49

The problem





- No credit-card or reluctance to use online - Cash transactions are norm
- Users can't afford long-term commitments
- Digital ads ineffective with users unreachable, thus Ad Sponsored models fail





The solution



Voike has created a Digital Music Platform for Emerging Markets considering consumption habits while enabling advertisers to reach this audience online and off-line



The solution

● Pay-as-you-go: No commitments – Streaming Packages: 12 hours on demand, 2-days or 1-week

● Off-Line functionality emulates On-line experience without data usage

● PIN-based local-currency cash sales at 1,000s of neighborhood stores

● Unique Ad / Corporate Sponsored model

Functionalities





44 %
0
Días
23
Horas
59
Mins
C A L M A
¡Hola!
¿Qué música te gustaría escuchar?
Redes Wi-Fi
Pedro Capó
Reproducir
Top hits
Ver Todo
Calma
Pedro Capó
3:01
Roco
Desayuno
2:49

Wi-Fi Control Music without Data charges

Local Chronometer Controls content Access Allows online experience while offline

Audio Files Optimized for Device's Memory Sizes

Play, Playlists, Download, Share



Claro
9:32 AM
100 %
11:11
Maluma
11 PM
Agregar a playlist
Crear y agregar a playlist
Compartir
Cancelar
LG

Functionalities


Claro
9:31 AM
100 %
Playlists
Top hits
Offline
Patrocinado por: VOIKE
0
Días
2
Horas
45
Mins
11 PM
Yo x Ti, Tu x Mi
Te Quemaste
Sin Pijama
Cuando Te Besé
Robarte un Beso
Aullando
Sola
Sola

Easy content exploration

Extensive local catalogue



Accumulate points & Earn prizes


Claro
9:45 AM
100 %
Puntos
Premios
0
Días
2
Horas
32
Mins
Mis Puntos
1
Puedes obtener y acumular puntos por cada interacción que tengas a través de Voike
Descargar el App
1pto
Interactuar con marcas en zona pauta
1pto
Comprar un PIN de 3 créditos en cualquier punto de red
30pto
Comprar un PIN de 5 créditos en cualquier punto de red
50pto
Compartir en Twitter, Facebook, SMS o Email
1pto



Business Model

Voike has a Freemium model, monetizing through 2 mechanisms:



Patrocinado por: VOIKE
0 Días
23 Horas
59 Mins
¡Hola!
¿Qué música te gustaría escuchar?
Pedro Capó
Reproducir
Top hits
Ver Todo
Calma
Pedro Capó
3:01
Roco
Desayuno
2:49

PIN – Paying Users



- PINS sold at retail networks for streaming time
- Users incentivized to buy PINs and earn prizes.
- PINS sold in local currency (cash)
- Mini Plans for short periods from USD $0.50 to USD $2.00

USERS CAN MIGRATE BACK AND FORTH

Sponsored Sessions



- Free streaming by interacting with brands.
- Voike sells effective ad packages that reach users by CPM, CPC and SMS.



Underlying Technology

CHALLENGES

VOIKE'S SOLUTION

Unable to Reach Mass Market: Western Business Models don't apply in EM, due to Prepaid plans

Easy Reach: Voike = easy access to Emerging Markets / respecting habits.

On-line Data Plans: Customers do not consume Data and prefer being off-line or in Wi-Fi

Online Simulation: On-line usability for off-line customer allows for great user experience

Subscription Models: Have not been accepted massively

Metered Mindset: Service considers Pay as You Go Mentality, as well as Subscription Periods

Lack of Security: Emerging markets' lack of trust in internet transaction security

Cash-based: No credit cards needed. Cash Payments accepted at Retail Networks

Lack of Simplicity / Anglo Content & USD focus on Card payments

Ease of Use / Geo-Focus on Content & Currency: Friendly interface with local content & currency

App Only Service: Consumer access varies by location

Multiple Screens: Multi-Platform Access to accommodate customer's location



Competition

Voike replicates Spotify's success with Emerging Market twist

Voike gives music listeners the content they want as needed, while providing a profiled audience with on-line and off-line reach to digital advertisers. All in an untapped market



UNBANKED AND OFFLINE

VOIKE

TARGET AUDIENCE DEVELOPED (1 BILLION PEOPLE)

TARGET AUDIENCE EMERGING (6 BILLION PEOPLE)

Music

Spotify

DEEZER

pandora®

Google Play Music

CREDIT CARDS AND ONLINE





The Music Market



14% of Global Population accounts for 90% of music Revenues

EMERGING MARKETS

6 Billion People ~ USD $1.7 B in yearly sales (*)



DEVELOPED MARKETS

1 Billion People ~ $15.6 B in yearly sales (*)



Claro
9:14 p. m.
76 %
MAKE My LOVE GO (REMIXES)
Jay Sean feat. Sean Paul and M...
Make My Love Go
Agregar a playlist
Crear y agregar a playlist
Compartir
Cancelar

(*)Estimated

Importance of Music

Entertainment is a human need due to psychological components associated with Rest, Personal and Social Welfare.

Music = Psychological stimulator, social catalyst, communication mechanism, form of expression, mobilizer of masses.
Singers are great influencers in advertising.

Low & Mid income populations in emerging markets without digital music solution.

Voike = digital music available to population ready to digitize life.
Voike is ideal platform to digitize other services and tool for Inclusion.



MASLOW'S HIERARCHY HUMAN NEEDS

SELF ACTUALIZATION · Growth

ESTEEM

MUSIC

BELONGING LOVE

SAFETY

Survival

BASICS



And keep going...

As we progress and grow user base and traction, our users will find us to be the one platform that fulfills their needs while respecting their habits...

Sponsored Music

Paid Music

Sponsored Video

Paid Video

Media Content Platform

Inclusion Platform

Emerging Markets

Super App

Team









JAIME JARAMILLO
CEO / FOUNDER

15 + Years
Payments & Technology for
Underserved Populations
Specialist.
Previous Successful Exit:
Americana MT sold to Lindsey
Goldberg

ANDRES CHISCO
COO / RECORD LABEL RELATIONS

20 + Years
Technology Sales
Executive
Specialized in
Latin American
Telecom

BRIAN REINA
CTO

10 + Years
Technology Expert leading
and recruiting high
performance multifunctional
development teams.

Projections and milestones



	Year 1 Mo 1	Mo 2	Mo 3	Mo 4	Mo 5	Mo 6	Mo 7	Mo 8	Mo 9	Mo 10	Mo 11	Mo 12	Year 1	Year 2	Year 3	Year 4	Year 5
Promotional Code Users *	0	0	1	1	1	2	3	4	6	9	13	19	19	499	5,074	17,688	34,402
PIN Paid Users *	0	0	0	0	0	0	0	1	1	1	2	3	3	109	1,343	5,559	12,778
Corp Sponsor Users *	1	1	1	2	3	4	6	9	13	19	28	41	41	952	8,506	27,291	51,112
Total Users *	1	1	2	3	5	7	10	14	20	30	43	63	63	1,561	14,923	50,538	98,293
Growth %	0%	46%	46%	46%	46%	46%	46%	46%	46%	46%	46%	46%	#DIV/0!	2385%	856%	239%	94%
Revenue *	$0	$0	$0	$0	$0	$1	$3	$3	$8	$10	$14	$17	$56	$1,914	$24,750	$120,665	$303,417
COGS *	$0	$0	$0	$0	$0	$1	$2	$2	$5	$6	$9	$11	$37	$1,371	$18,234	$89,414	$225,454
Gross Profit *	$0	$0	$0	$0	$0	$0	$1	$1	$3	$3	$5	$6	$19	$543	$6,517	$31,251	$77,963
Gross Margin %	24%	24%	24%	24%	24%	24%	29%	29%	36%	34%	35%	33%	33%	28%	26%	26%	26%
Expenses *	$57	$65	$70	$70	$70	$70	$105	$117	$130	$143	$145	$165	$1,209	$3,514	$10,463	$28,745	$58,535
EBIT *	-$57	-$65	-$70	-$70	-$70	-$70	-$104	-$116	-$128	-$140	-$140	-$159	-$1,190	-$2,972	-$3,946	$2,506	$19,428
EBIT Margin %	-56054%	-44125%	-32544%	-22335%	-15327%	-10518%	-3731%	-3454%	-1652%	-1455%	-1014%	-931%	-2116%	-155%	-16%	2%	6%
Headcount	6	7	8	8	8	8	10	11	13	14	14	15	15	32	58	67	77
Avg Rev / Empl (Annual) *	$0	$0	$0	$0	$0	$0	$0	$0	$1	$1	$1	$1	$4	$60	$427	$1,801	$3,940
Cash (End of Period) *	$1,773	$1,683	$1,612	$1,542	$1,472	$1,401	$1,297	$1,181	$1,053	$914	$774	$615	$615	$3,105	$8,859	$11,366	$30,793

* in 000s

This slide contains forward looking projections which cannot be guaranteed.

Status and Timeline



Content Distribution Agreement signed with Sony Music



2020　　　　　　　**2021**　　　　　　　**2022**

Technology & Integrations
Operational Networks
Colombia (45,000 POS)
Dominican R. (2,000 POS)

Launch May 2020
First country: Colombia

Business Model defined
Validation of Emerging
Market realities &
"Exponential Organizations"
mechanisms in place

Operation roll-up guaranteed
$2 M Bridge to Series A to be defined as launch evolves

Record Label Agreements Q2 2020
Warner & Universal

Market Test Betas in 2017 & 2018
Understanding Consumer &
Digital Advertisers

Series A Capital Raise Q2 2021
$6 M

Copyrights Protection
Protection for business model
obtained under Berne
Convention. Valid worldwide.

Product Enhancements Q1 2021
E.g. FB & Twitter connection to artist Lyrics

Expansion beyond Latin America 2022
Other Emerging Markets TBD

This slide contains forward looking projections which cannot be guaranteed.

Summary and call to action



Voike is ready to roll!

Voike will enable the largest and most exciting market frontier for the music industry!

Voike is looking for $2M cash capitalization for OpEx

Uses	000s
Platform and Operations Build	$ 398
Marketing	$ 442
Staffing	$ 900
Transaction Costs/Fees	$ 150
Miscellaneous/Debt repayment	$ 70
Total Uses	$ 1,960



JAIME JARAMILLO

CEO · FOUNDER

jj@voike.net

Emerging Markets Data

Annex 1



ALASKA (USA)
GREENLAND (DENMARK)
CANADA
UNITED STATES OF AMERICA
MEXICO
COLOMBIA
PERU
BRAZIL
BOLIVIA
ARGENTINA
SPAIN
ITALY
POLAND
UKRAINE
TURKEY
RUSSIA
KAZAKHSTAN
MONGOLIA
CHINA
JAPAN
IRAN
SAUDI ARABIA
INDIA
ALGERIA
LIBYA
EGYPT
MALI
NIGER
CHAD
SUDAN
ANGOLA
ZAMBIA
AUSTRALIA
Connections, prepaid (%)
30.77
100

The darker the red shade, the higher the share of Prepaid / Red = > 50 %

GSMA Intelligence

Digital Ads in Emerging Markets



Digital Marketing Industry in Emerging Markets has not developed due to same circumstances affecting Digital Music.

United States
China
UK
Japan
Germany
Australia
Canada
Brazil
South Korea
France
Italy
Russia
Spain
Mexico
India
Argentina
Indonesia
Thailand
Colombia
Peru

0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75

High-income markets

Emerging markets

Source: eMarketer, Global Digital Ad Spending, 2016   Annual digital ad revenue ($ billions)

Voike solves this problem, while incentivizing music access to these emerging communities...

By focusing on the music problem, Voike opens up a huge opportunity to exploit this digital marketing gap...

www.cariboudigital.net

Traditional Shopping

 

"Most transactions made at local store level"

 80%-100% Mobile Penetration (GSMA Intelligence)

 90% Transactions made in cash

Latin America

630 M Population

 2M+ Local convenience/mini-market/grocery stores

 1k People/week/store traffic (avg.) Total "weekly eyeballs" ~ 2 Billion

 20 Spanish & Portuguese speaking countries

Global

6 B Population

 20M+ Local convenience/mini-market/grocery stores

 14% of Global music = Emerging markets

0.31% GDP Dev. Markets
Vs.
0.05% GDP Emerg. Markets

Why Now?

- Streaming model has solidified as growth opportunity

- Emerging Markets await for adapted solution

- Voike is uniquely ahead and ready to take advantage with right alliances in place.



Total Revenue Projections for Music Streaming Industry

2015
USD $1.4 B



2030
USD $37.2 B